April 26, 2007

                                                                  (212) 838-8040

United States
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

                   RE:  VAUGHAN FOODS, INC.
                          AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1 FILED APRIL 3, 2006
                          FILE NO. 333-137861

Dear Sirs:

         This letter accompanies the filing of Amendment No. 5 to the above Registration Statement, addresses the impact of the change in deal size reflected therein and provides our opinion as to whether or not those changes require recirculation.

         Amendment No. 5 reflects a change in deal size from 2,000,000 units to 1,650,000 units to be priced within the previously indicated range of $7 to $8 per unit. The change in deal size causes the following principal changes from the prospectus included in Amendment No. 3 and distributed to potential investors:

         o The Shares of Common Stock to be held by the public (assuming no exercise of the over-allotment option) will be reduced from 2,000,000 to 1,650,000 or from 40.6% to 31% of the shares outstanding after the offering.

         o Gross proceeds to be received by the Company (at the mid-point of the range) will be reduced from $15,000,000 to $12,375,000 a reduction of $2,625,000 or 17.5% from the proceeds previously indicated.

         o Estimated net proceeds will be reduced from $12,500,000 to $10,137,500, a reduction of $2,362,500 or 18.9%.

         o Dilution per share to new investors of $5.13 (68.4% of the estimated offering price of $7.50) will increase to $5.40 (72% of the estimated offering price)

         To offset the impact of the reduction in proceeds to the Company the following changes have been made to the expected use of funds:

         o The holders of the minority partnership interests in Allison's have agreed to defer $1,000,000 of the $2.5 million purchase price until the earlier of June 30, 2008, or consummation of a new equity funding by Vaughan of at least $4,000,000. Thus only $1.5 million of the proceeds of the offering will now be expended to acquire the minority limited partnership interests in Allison's.

         o $4.379 million of debt previously to paid out of the proceeds will now be reduced to $2.7 million as a result of the deferral of, $1,000,000 due to Paulson until the earlier of June 30, 2008, or the consummation of an equity funding by Vaughan after the public offering of at least $4,000,000 and the Company's decision to forego early payment of an additional $0.7 million in equipment loans not presently due.

         The $2,362,500 estimated reduction in net proceeds is more than offset by the $2,700,000 reduction in uses of proceeds of this offering and therefore Vaughan Foods will retain the financial strength and working capital to meet its operational requirements for at least a one-year period following the offering as well as to accomplish the acquisition of Allison's and to construct or acquire a new production facility, both important objectives in its growth plans. While the public shareholders' ownership interest will decline from 40.6% to 36% of outstanding shares, neither after the change nor previously did the public have a controlling interest and, accordingly, we do not view this change as material. Similarly, dilution was, and remains, substantial and we do not view the increase of 3.8 percentage points in dilution as a material factor affecting investors' decisions.

         Based on the foregoing, we believe that the impact of the change in deal size will not be materially adverse to investors and accordingly, we believe that no recirculation of a preliminary prospectus is required before consummation of this offering.

                                                 Very truly yours,

                                                 /s/ Stephen A. Zelnick

                                                 Stephen A. Zelnick

SAZ:kab-r